__________________________________________________

________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:

Gil Trotino

VP, WW Marketing

Magic Software Enterprises

(949) 250-1718 X299

gtrotino@magicsoftware.com

Magic’s HERMES System Wins a One Million Dollar

Deal in Frankfurt Airport

Bracknell, United Kingdom, (June 2, 2005) - HERMES Logistics Technologies (HLT), a leading provider of air cargo management solutions and a wholly owned subsidiary of Magic Software Enterprises Limited (NASDAQ: MGIC), announced today that it has successfully won the bid and signed the agreement to deliver a state-of-the-art air cargo management system to Fraport, the owner and operator of Frankfurt, Germany airport, in a deal worth over US$1 million. The comprehensive system, based on HLT’s innovative HERMES cargo management solution and named within FCS as SCOPE (Smart Cargo Operating System), is due to be completed by November 2005. It will enable FCS to further increase its quality of service and have greater control over its complete cargo management operations.

FCS, a subsidiary of Fraport AG, owner and operator of Frankfurt Airport, offers its customers a wide range of air cargo services and is able to handle all types of freight, including live animals, hazardous goods and valuable cargo. The diversity of cargo that FCS handles requires absolute visibility of the entire operation to ensure that regulations are adhered to and that service level agreements with FCS’ customers are consistently met. The implementation of the HERMES-based SCOPE, a solution for air cargo handling and control that increases productivity levels and lowers operational costs, is part of FCS’ commitment to continue to provide a high level of service to its customers.

Winfried Hartmann, Managing Director of FCS comments, “We are always considering innovative ways to improve the quality of service we provide to our customers and the SCOPE system combined with HLT’s considerable expertise within the air cargo industry seemed the perfect match of flexibility, state of the art technology and increased management control with a proven return on investment.”

SCOPE will enable FCS to leverage the advantages of mobile handheld terminals to track and manage cargo in real-time within the cargo terminal. SCOPE provides high levels of process automation and reduction of operational errors due to its utilisation of barcode (SCOPE is also ready for RFID (Radio Frequency Identification)). SCOPE will also allow FCS to employ proactive Service Level management of all shipments with its built-in warnings and automatic reminders to operational staff of carrier-specific requirements.

Previous implementations of HERMES in Asia and Europe have resulted in significant increases in productivity, enabling customers to increase the amount of cargo handled within existing resources, whilst minimising financial penalties when service level agreements with customers are not met. This is possible because HERMES automates many of the processes and proactively time-manages the cargo handling businesses including back office operations such as billing and invoicing.

Barry Zigner CEO of HERMES Logistics Technologies says, “We are pleased to be working with one of the leading companies within air cargo. To win another large contract within a highly competitive marketplace is testimony to the benefits of increased productivity and efficiency that HERMES can bring to the industry.”

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: June 2, 2005